EXHIBIT 99.1

March 4, 2004

Not for release, publication or distribution in, or into, the United States,
Canada, Australia or Japan

EIRCOM GROUP LIMITED ("eircom Group") ANNOUNCES PATHFINDER

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Indicative price range of €1.48 to €1.75 per ordinary share, valuing eircom Group's ordinary equity at €1,107 million to €1,258 million (€1.615 per ordinary share and an ordinary equity value of €1,183 million at the mid-point of the price range).

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Global Offer to raise €831 million, with a primary offer to raise €300 million and a secondary offer of €531 million (at the mid-point of the price range).

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Pricing expected to be about 18 March 2004 and conditional dealings expected to commence about 19 March 2004.

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Intention to pay ordinary share dividend of €81 million in aggregate for the financial year ending 31 March 2005.

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Prospective dividend per ordinary share of €0.11 and yield of 6.8% (at the mid-point of the range and on the basis of the resulting number of ordinary shares in issue on Admission).

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Over-allotment option of 10% of the Global Offer (from existing shareholders).

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Appointment of new executive and independent non-executive directors.

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Valentia Holdings Limited has changed its name to eircom Group Limited.

 eircom Group, the principal provider of fixed-line telecommunications services in Ireland, today announces an indicative price range for its proposed global offer of ordinary shares (the "Global Offer"). The price range has been set at €1.48 to €1.75 per share, valuing eircom Group's ordinary equity at between €1,107 million and €1,258 million (€1.615 per ordinary share and an ordinary equity value of €1,183 million at the mid-point of the price range).

 eircom Group intends to raise approximately €300 million in gross proceeds (including the subscription by the trustee of the eircom Employee Share Ownership Trust (the "ESOT") described below) through a primary offer of new ordinary shares ("New Shares"). There will also be a secondary offer of €531 million of existing ordinary shares ("Existing Shares") (at the mid-point of the price range). In addition, over-allotment arrangements representing 10% of the Global Offer will be entered into on behalf of the underwriters of the Global Offer with existing shareholders.

 Simultaneously with the Global Offer and effective upon admission of eircom Group's ordinary shares to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority ("Admission"), the ESOT will subscribe for new ordinary shares at the offer price. This will raise approximately €85 million of the overall €300 million gross proceeds for eircom Group.

 The free float is expected to be approximately 70% (at the mid-point of the price range).

Ownership structure

 Immediately prior to completion of the Global Offer, funds managed by affiliates of Providence Equity Partners Inc. ("Providence") and Soros Private Equity Partners Limited ("Soros") will hold 44.2% and 17.9%, respectively, of eircom Group's ordinary shares, the ESOT will hold 29.5% of the ordinary shares, Lionheart Ventures (Overseas) Limited ("Lionheart") will hold 5.1% of the ordinary shares and The Goldman Sachs Group, Inc. will hold 1.4% of the ordinary shares.

 Assuming the mid-point of the price range, following completion of the Global Offer and assuming no exercise of the over-allotment arrangements, funds managed by affiliates of Providence and Soros will hold 4.8% and 2.0%, respectively, of the ordinary shares, The Goldman Sachs Group, Inc. will hold 0.2% of the ordinary shares and Lionheart will hold no ordinary shares. If the maximum number of over-allotment shares are acquired pursuant to the over-allotment arrangements, the holdings of Providence, Soros and The Goldman Sachs Group, Inc. will also decrease to nil.

 Assuming the mid-point of the price range, following completion of the Global Offer the ESOT will hold 29.2% of eircom Group's ordinary shares. In addition, following completion of the proposed corporate reorganisation at Admission, the ESOT will hold interests in three classes of preference shares. One such class of shares, the Convertible Preference Shares, will carry the right to be converted in instalments at six monthly intervals into eircom Group's ordinary shares (subject to certain caps and restrictions). All such conversions will be made at the prevailing volume weighted average market price of an ordinary share on the relevant conversion date. However, such conversion rights will be restricted so that they may not be exercised to an extent which would cause the ESOT (and persons acting in concert with it) to hold more than 29.9% of the eircom Group ordinary shares following conversion.

Key dates for the Global Offer

Event	Expected date
Roadshow commences	5 March 2004
Pricing	18 March 2004
Conditional dealings	19 March 2004

Key Financial Information

 The following financial information has been extracted from the combined and consolidated accounts of eircom Group (and its predecessors):

Combined and Consolidated Profit and Loss Selected Data (€m)	Financial Year Ended 31 March 2001	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Nine Month Period Ended 31 December 2003

Continuing operations

Turnover	1,540	1,645	1,682	1,227
Cost of sales	(365)	(508)	(499)	(316)
Gross profit	1,175	1,137	1,183	911
Adjusted EBITDA from continuing operations(1)	449	462	551	450
Profit/(loss) after taxation and minority interest	69	(233)	(40)	(72)
Other Financial Data (€m)	Financial Year Ended 31 March 2001	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Nine Month Period Ended 31 December 2003

Net cash inflow from operating activities	575	318	497	362
Capital expenditure and financial investment	410	272	239	105

(1)
Adjusted EBITDA from continuing operations is defined as EBITDA from continuing operations before operating exceptional items and pensions amortisation.

 The gross debt of eircom Group as at 31 December 2003 was €2,316 million. In addition, eircom Group had €133 million in cash (which excluded restricted cash of €5 million, which is required to be used to redeem certain preference shares).

Current trading and prospects statement

 During the nine-month period ended 31 December 2003, eircom Group improved both its gross and net margins as compared to the corresponding prior period. The long-term downward trend in voice traffic volume and revenue continued over the period due to market share gain by eircom Group's competitors, fixed-to-mobile substitution and lower growth in the overall market. The decrease in voice volumes was offset by an almost equivalent increase in data volumes, although data revenue carries lower margins than voice revenue. eircom Group is continuing to see increasing take up of asymmetric digital subscriber line ("ADSL") service and its tiered flat rate Internet access service (FRIACO based), which it sees as an important retention strategy for data traffic and revenues.

 The board of directors of eircom Group ("the Board") believes that eircom Group's financial and trading prospects for the year ending 31 March 2004 are in line with its recent performance. The Board remains confident regarding the group's prospects and does not expect a significant change in the trends in the last quarter of the financial year ending 31 March 2004.

 Notwithstanding the considerable and rapid changes taking place in the telecommunications industry and the competition facing eircom Group in the liberalised environment, the Board is confident that the steps it is taking to strengthen eircom Group's business through its restructuring and cost management programmes and its growth initiatives will enable eircom Group to exploit effectively the market opportunities that are available to it.

New Senior Credit Facilities

 Concurrent with completion of the Global Offer, Valentia Telecommunications, eircom Group's subsidiary, will refinance its existing senior credit facilities with a new €1.4 billion senior secured credit facilities agreement. The new senior credit facilities will provide for a five-year, €1.250 billion amortising term loan facility and a five-year revolving facility of up to €150 million. The group is entering into the new senior credit facilities because they are on more favourable terms than apply under the existing senior credit facilities due to improved market conditions, and also because the existing senior credit facilities agreement imposes certain restrictions that are not compatible with eircom Group being a public listed company, including certain restrictions on its ability to pay dividends.

Use of proceeds

 The gross proceeds from the issue of the New Shares pursuant to the Global Offer and the issue of ordinary shares at the offer price to the ESOT described above ("the ESOT Ordinary Share Rights Issue") will be approximately €300 million, and the net proceeds are estimated to be approximately €253 million after deduction of estimated underwriting commissions, expenses and other transaction costs of approximately €47 million payable by eircom Group in connection with the Global Offer and the ESOT Ordinary Share Rights Issue. eircom Group will not receive any of the net proceeds from the offer of the Existing Shares in the Global Offer or from any acquisition of over-allotment shares pursuant to the over-allotment arrangements.

 eircom Group intends to use the net proceeds it receives from the Global Offer and the ESOT Ordinary Share Rights Issue to pay approximately €8 million towards the redemption of its third party preference shares upon Admission, as required by their terms; pay approximately €12 million in fees and expenses to Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International, Morgan Stanley Senior Funding Inc. and other finance parties under the terms of the new senior credit facilities (described above); pay approximately €21 million in consent solicitation agents fees and consent fees to holders of its €550 million 7.25% senior notes ("the Senior Notes") and its €285 million 8.25% senior subordinated euro notes and its $250 million 8.25% senior subordinated dollar notes (together, "the Senior Subordinated Notes") who delivered valid consents (see Additional Information); and pay approximately €27 million to swap counterparties to terminate existing hedging arrangements. eircom Group currently intends to use a substantial portion of the remaining net proceeds of approximately €185 million to repay amounts outstanding under eircom Group's New Senior Credit Facilities, most likely within the next six months. Pending any repayment of debt, eircom Group will deposit the net proceeds in an interest bearing account.

Dividend Policy

 eircom Group currently intends to pay annual interim and final dividends on its ordinary shares, which will normally be paid in December and July, respectively. Dividends will be declared and paid in Euro. The Board currently expects that the first dividend following the Global Offer will be an interim dividend paid in December 2004 in respect of the six month period ending 30 September 2004 and that, in the absence of unforeseen circumstances, the aggregate dividend for the financial year to 31 March 2005 will be €0.11 per ordinary share (€81 million in aggregate on the basis of the number of ordinary shares in issue on Admission, at the mid-point of the price range).

 The Board intends to adopt a dividend policy that will reflect the development of the underlying cash flow generation of the business. It expects to follow a policy which, in the absence of unforseen circumstances, targets paying approximately half of the cash flow generated from operations (being the net cash inflow from operating activities, less taxation paid or payable, capital expenditure, debt service and dividends on, or redemptions of, preference shares), in the form of dividends to holders of ordinary shares.

 Under UK company law, eircom Group can only pay cash dividends to the extent it has distributable reserves and cash available for this purpose. Please refer to the summary description of Risk Factors in Additional Information.

Board of Directors

 eircom Group today announces the proposed appointment of new directors to the Board. The new directors will join the Board prior to Admission.

 At Admission the Board will be as follows:

 Sir Anthony O'Reilly (Chairman);
Con Scanlon (Vice Chairman);
Dr. Philip Nolan (chief executive officer);
Peter E Lynch (chief financial officer);
Cathal Magee (managing director, retail);
David McRedmond (commercial director);
John Conroy (non-executive director);
Didier Delepine (non-executive director);
Irial Finan (non-executive director);
Kevin Melia (non-executive director);
Padraic O'Connor (non-executive director);
Maurice Pratt (non-executive director); and
Donal Roche (non-executive director).

 Biographies of the directors are included in the Additional Information.

Financial Advisers

 Citigroup, Deutsche Bank, Goldman Sachs International and Morgan Stanley have been appointed as Joint Bookrunners to the Global Offer, with Goldman Sachs International and Morgan Stanley also acting as Joint Sponsors.

 BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers are acting as Co-Lead Managers in connection with the Global Offer.

 ABN AMRO Rothschild and Merrion Capital are acting as Joint Financial Advisors to the ESOT in connection with the Global Offer.

Quotes

 Sir Anthony O'Reilly, Chairman of eircom Group, said:

 "Since Valentia acquired eircom in 2001 it has become a more focused company. Having made significant progress and with real momentum in the performance of the business, I am pleased to see eircom return to the markets as a major plc with a first rate board, strong management and a clear strategy."

 Dr. Philip Nolan, Chief Executive Officer of eircom Group, said:

 "I am proud to lead a proven management team which has established a strong track record. We are delivering significant improvement with our focus on the core business, driving efficiency and improving our customer offering. Broadband has been rolled out and we are seeing accelerated demand. Our dividend policy will reflect the underlying cashflow generation of the business. I look forward to presenting eircom to new investors."

 This announcement should be read in conjunction with the attached Additional Information.

For further information please contact:

Ireland	UK
Majella Fitzpatrick, PR Manager eircom Tel: +353 87 2572 572	Rory Godson, Powerscourt Tel: +44 7909926020
Gerry O'Sullivan, Q4PR Tel: +353 87 2597 644	Anthony Carlisle, Citigate Dewe Rogerson Tel: +44 (0) 207 638 9571 Mobile: +44 (0) 7973 611 888

 For further information about the ESOT please contact Paul Keary, Financial Dynamics +353 1 663 3633 (tel), + 353 87 8297 120 (mobile).

 The contents of this announcement, which have been prepared by and are the sole responsibility of eircom Group, have been approved by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB and Morgan Stanley & Co. International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

 BNP Paribas, Citigroup Global Markets U.K. Equity Limited, Deutsche Bank AG London, Goldman Sachs International, Goodbody Stockbrokers, Davy, Merrill Lynch International, Merrion Stockbrokers Limited, Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited are acting for eircom Group in connection with the Global Offer and the New Shares being offered by it and no one else in connection with the Global Offer, and will not be responsible to anyone other than eircom Group for providing the protections afforded to their respective clients or for providing any advice in relation to the Global Offer.

 ABN AMRO Rothschild and Merrion Capital are acting for the ESOT in connection with the Global Offer and no one else in connection with the Global Offer, and will not be responsible to anyone other than the ESOT for providing the protections afforded to its clients or for providing any advice in relation to the Global Offer.

 This announcement does not contain or constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be by means of a prospectus that could be obtained from the issuer or the selling security holders and that would contain detailed information about the issuer and management, as well as financial statements. However, no public offering of securities in the United States is currently contemplated, and eircom Group does not intend to register any portion of this offering in the United States.

 This announcement and the information contained herein are not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

 The contents of this announcement include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", or "should", and include statements we make concerning the intended results of eircom Group's strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. eircom Group actual results may differ materially from those predicted by the forward-looking statements. eircom Group undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

 Listing Particulars with detailed information about eircom Group, its historical financial results, its prospects and possible risks relating to an investment in the ordinary shares are being prepared in connection with Admission and are being made available to investors.

Stabilisation/FSA.

ADDITIONAL INFORMATION

Brief History of eircom, a wholly-owned subsidiary of eircom Group

 The Irish telecommunications market was opened to significant competition in December 1998, and eircom was listed on the Irish, London and New York Stock Exchanges in connection with its initial public offering in July 1999.

 In May 2001, eircom completed the demerger of its mobile telecommunications business, Eircell, which was acquired by Vodafone, with eircom's then shareholders receiving shares in Vodafone.

 In November 2001, an offer by Valentia Telecommunications to acquire all of the shares in eircom became unconditional. eircom was delisted from the Irish, London and New York Stock Exchanges in December 2001 and re-registered as a private company in February 2002.

 Shortly before the Valentia Telecommunications acquisition, eircom had begun a transformation and restructuring programme to consolidate its operations around its core fixed-line business. As part of this restructuring, eircom exited several businesses. eircom also exited its remaining stake in Golden Pages, a directory services business, and its loss-making multimedia activities, including Internet software and on-line content development. eircom also reduced its presence in the United Kingdom.

 In July and August 2003 the group engaged in a series of transactions whereby, through a bond-offering and refinancing of senior facilities, the group reorganised its corporate structure, issued, refinanced and discharged debt and funded a dividend.

Industry Overview

 According to quarterly data published by ComReg (the Irish telecommunications regulator), the Irish telecommunications market, which includes the fixed-line, mobile and broadcasting sectors, accounted for an estimated €3.65 billion in annualised revenues for the quarter ended 30 September 2003, an increase of approximately 3% compared to the annualised revenue for the previous quarter ended 30 June 2003. ComReg estimates that the telecommunications sector accounted for 3.5% of Irish GNP as of 30 September 2003.

 The Irish telecommunications market was fully opened to competition in December 1998. Prior to this liberalisation, eircom held a virtual monopoly in the market, with the only competition resulting from a small number of operators bypassing eircom by using leased lines or carrier access or carrier select services, to provide customers with an alternative to using eircom's services. Following the liberalisation of the market, there has been a rapid growth in the number of customers using services provided by other authorised operators and mobile providers, who are now significant competitors to eircom in the telecommunications market.

eircom Overview

 eircom is the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, it had a market share throughout the three years ended 30 September 2003 of approximately 80% of the Irish fixed-line market, based on turnover.

 Ireland remains one of the fastest growing economies in Europe and has one of the highest population growths of any EU country. The country is highly Internet literate with 44% of homes connected to the Internet. As the incumbent fixed-line telecommunications provider, eircom has the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and its competitors rely heavily on its infrastructure.

 As of 31 December 2003, eircom had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were basic PSTN lines and approximately 0.4 million were more advanced integrated services digital network channels.

 Broadband has been substantially rolled out by eircom allowing customers nationwide to take up the service. Delivering broadband provides eircom with a current growth opportunity and provides a platform for future growth of the business. The near term objective is to achieve 100,000 broadband subscribers by December 2004. Approximately 1 million lines are currently connected to ADSL-enabled exchanges, representing over 60% of eircom's telephone lines.

 eircom is also the leading Internet service provider ("ISP") in Ireland with approximately 500,000 subscribers as of 31 December 2003.

 As of 31 December 2003, eircom had 8,191 employees and aims to reduce headcount, in partnership with the trade unions, to approximately 7,000 by 31 March 2008, or earlier if possible to do so.

Strengths

 The Board believes that eircom has a number of strengths, including the following:

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eircom is the leading provider of fixed-line telecommunications services in Ireland with strong brand recognition;

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eircom has the most extensive network infrastructure in Ireland and is the principal provider of wholesale services to other authorised operators; and

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eircom is the leading integrated communications provider of voice, data and Internet services with the network to offer broadband and other value-added services.

Strategy

Overview of strategy

 eircom Group's strategy since the 2001 acquisition of eircom by Valentia Telecommunications has been to consolidate its activities around its core fixed-line operations and to improve the profitability and cash generation of the business. This strategy has been pursued through:

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the disposal of non-core assets, eircom's exit from its remaining 63% stake in Golden Pages, its directory business, and the sale of certain multi-media investments, the closure of under-performing operations, including businesses in the United Kingdom, and the overall refocusing of eircom's business on its fixed-line retail and wholesale operations;

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responding to competition, with initiatives such as discount programmes to retain customers and win back customers lost to other operators in order to protect eircom's market share. eircom estimates, based on its internal traffic system analysis, that it has successfully brought back about 61% of the customers who had moved to other operators since the introduction of carrier pre-selection in January 2000;

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working constructively with ComReg to ensure that eircom can achieve appropriate returns from its regulated business as a result of the lifting of its retail price cap from CPI minus 8% to CPI minus 0%;

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a focus on lowering eircom's operating cost base through workforce reduction. eircom has reduced its headcount by approximately 2,000 in the period since the Valentia Telecommunications acquisition;

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rationalising non-pay costs. eircom estimates that it has lowered its overall annual operating costs by at least €70 million since the Valentia Telecommunications acquisition; and

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controlling the level of investment in eircom's regulated infrastructure, leading to a significant decrease in the level of its capital expenditure, together with an increased focus on cash management initiatives, including working capital management.

 Following the successful implementation of these restructuring and cash management initiatives, eircom is now well-positioned to:

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capitalise on the improved performance in its core business, continue to defend its revenue streams against competition and introduce new products and services to help offset revenue reduction in its more mature revenue streams;

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further enhance the underlying cash generation of its business through continuing operating improvements, by reducing both headcount and other operating costs and pursuing a disciplined approach to further capital expenditure investment; and

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pursue growth opportunities in broadband products and services, where eircom has limited infrastructure competition, and potentially also in mobile, where eircom may seek to exploit its strong brand and its core skills.

Improving Performance

 eircom believes that there is significant momentum in its current strategy to defend market share and existing revenue streams and to continue to improve cost efficiency.

 eircom aims to maintain its leadership position in its core fixed-line market by:

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leveraging strong brand recognition to retain customer loyalty and continuing to implement win-back initiatives for those customers whom eircom loses to competitors;

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introducing new services and products, developing complementary broadband services and exploiting technology developments that are attractive to eircom's customers and help stimulate fixed-line voice and data traffic;

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continuing to promote the advantages of fixed-line communications services over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services. eircom is developing specific tariff plans, including bundled access and call packages, aimed at reducing fixed-to-mobile call substitution. eircom is also introducing certain features of mobile handsets into fixed handsets including the use of digital cordless technology. eircom estimates, based on market research it has commissioned, that up to half of mobile telephony calls are made from the home or office environment, which provides an opportunity for eircom to compete with attractive products and packages. In addition, eircom is exploring proven wireless technologies that will enable it to compete directly with certain mobile services; and

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continuing to use the greater flexibility provided by changes to the retail price cap introduced by ComReg in early 2003 to ensure an appropriate return to eircom's network services.

Enhancing Cash Flow

 eircom will continue to focus on improving underlying cash generation in its operations by reducing its operating costs and maintaining control of its investment expenditure through:

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further reductions in headcount, in partnership with the trade unions, with a view to reducing the number of employees to 7,000 over the next four years or earlier if it is possible to do so, and continuing to reduce operating costs through strict cost management policy and supply chain management initiatives. eircom anticipates that the costs of reducing headcount will be approximately €140 million during the next four years, or a shorter period if eircom is able to accelerate its voluntary severance programmes;

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disciplined capital expenditure programme, with efficient deployment of capital in eircom's network. Since April 2002, eircom has slightly underspent its annual €200 million target for capital expenditure. eircom intends to maintain its total capital expenditure at about €200 million for at least the next two financial years, which it believes is in line with its European peers as a percentage of sales; and

•
improving cash flow generation to enable eircom to reduce its level of indebtedness over time and to support its ability to pay a dividend to its shareholders. eircom's intention is to continue debt reduction with a view to achieving investment grade status for the group in the medium to long term.

Develop Growth Opportunities

Addressing the broadband opportunity

 The broadband market provides eircom with a current growth opportunity and an opportunity for future growth of its business. eircom's near term objective is to achieve 100,000 broadband connections in Ireland by December 2004. Approximately 1 million lines are currently connected to ADSL-enabled exchanges, representing over 60% of eircom's working lines. eircom's build programme is expected to cover every town in Ireland with a population of greater than 1,500 by March 2005. Beyond this eircom has implemented a programme to extend its broadband reach into more rural areas on a commercial basis. Experience in some other European markets shows that an ADSL penetration in excess of 10% of phone lines has been achieved.

 eircom believes that its growth potential in the broadband market is greater than its competitors' as it is the only terrestrial broadband infrastructure operator in Ireland with national scale and reach. There is no significant penetration of cable broadband in the Irish market. In addition, eircom is the leading ISP in Ireland with approximately 500,000 subscribers and it holds an estimated share of 67% of the residential ISP market. By comparison with other European countries, Ireland is a late adopter of broadband and, therefore, has higher growth potential when compared to more mature markets.

 eircom's strategy is to promote broadband to sustain its competitive advantage in data and more rapidly grow revenues by:

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developing ADSL packages that represent more attractive value propositions for its customers, with a view to uplifting Internet average revenue per user;

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increasing the total Internet base (44% of homes in Ireland with fixed-line access are connected to the Internet) by stimulating new residential connections; and

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gaining incremental voice revenue from freed-up voice channels and the sale of add-on products, such as spam filters and Internet security products.

 In the medium term, eircom believes that the development of a broadband customer base provides it with the opportunity for new revenues from value added services, such as entertainment and information services. eircom is well positioned to be the market leader in digital content distribution in Ireland through its leading ISP position.

Growth through mobile

 eircom has in-depth knowledge of the Irish mobile market through its previous experience in building the leading provider in Ireland (now Vodafone Ireland) and, as a fixed-line provider, it has strong customer relationships. eircom's non-compete restrictions with Vodafone relating to the Irish mobile market expire in May 2004.

 eircom has strong brand recognition, a large and well-established customer base and an extensive sales network. It is examining a range of options for a possible re-entry to the Irish mobile market, including as an enhanced service provider, a mobile virtual network operator, or through a more integrated joint venture, each of which would currently require reaching voluntary commercial agreements with a mobile network operator for access to its network. ComReg issued a consultation paper on the mobile market on 27 January 2004, in which it proposes a requirement that both Vodafone and O2 provide other operators access to their networks. ComReg is also consulting on how the proposal will be implemented. Although eircom has not yet identified an attractive commercial proposition for a re-entry to the Irish mobile market, it intends to continue to evaluate options that, taking account of the market situation, its disciplined capital expenditure programme, regulatory developments and the willingness of other operators to enter into commercial arrangements, would create a sufficient opportunity for it.

eircom Employee Share Ownership Trust

 Simultaneously with the Global Offer and effective upon Admission, the ESOT will subscribe for ordinary shares at the offer price pursuant to the ESOT Ordinary Share Rights Issue. The ESOT Ordinary Share Rights Issue will raise approximately €85 million of gross proceeds for eircom Group.

 Simultaneously with the Global Offer and effective upon Admission, the ESOT will subscribe for 66 million convertible preference shares pursuant to another rights issue ("the ESOT CPS Rights Issue"). The ESOT CPS Rights Issue will raise approximately €66 million of gross proceeds which are intended to be fully utilised to redeem the ESOT's holding of trancheable redeemable preference shares following Admission.

 Following completion of the ESOT CPS Rights Issue and the proposed corporate reorganisation, the ESOT will hold 100% of each of the three classes of preference shares issued by eircom Group. One such class of shares, the convertible preference shares will be convertible in instalments at six month intervals into ordinary shares (subject to certain caps and restrictions). All such conversions will be made at the prevailing volume weighted average market price of an ordinary share on the relevant conversion date. However, such conversion rights will be restricted so that they may not be exercised to an extent which could cause the ESOT (and persons acting in concert with it) to hold more than 29.9% of the eircom Group ordinary shares following conversion.

 If all of the convertible preference shares were to be converted into ordinary shares immediately following completion of the Global Offer and the ESOT Ordinary Share Rights Issue, and the price used to calculate the number of ordinary shares that would arise on such conversion were the issue price, the number of ordinary shares arising on conversion would be 107,120,743, representing 12.8% of the ordinary shares that would then be in issue (assuming that no ordinary shares had been issued under the relevant employee share schemes).

 The ESOT has informed the Board that, consistent with its objective of maximising value for its beneficiaries, it intends to continue its policy of distributing assets (specifically ordinary shares, redeemable preferences shares, trancheable redeemable preference shares and Vodafone shares) to its beneficiaries on a managed and phased basis. In accordance with its distribution policy, it has already distributed assets worth €202 million to its beneficiaries.

 The ESOT has informed the Board that the timing and extent of future distributions are dependent on a number of factors, including a current limit on income tax free distributions of €12,700 per fully participating beneficiary per annum and meeting commitments under its loan arrangements, and that the maximum that can be distributed out of the ESOT in any one year is currently €124 million. The ESOT has informed the Board that, on current projections, it expects to have distributed all, or substantially all, of its assets by 31 March 2014.

 The ESOT has informed the Board that, subject to satisfying its fiduciary duties to its beneficiaries, it intends to take advantage of the opportunities to convert convertible preference shares into ordinary shares when such opportunities arise.

Ownership Structure

 Assuming the mid-point of the price range, the following table sets out the holdings of ordinary shares of eircom Group's shareholders, directors and senior executives prior to completion of the Global Offer, the number of Existing Shares they are selling in the Global Offer and their holdings following completion of the Global Offer and the ESOT Ordinary Share Rights Issue.

Shareholders, Directors and Senior Executives	Number of ordinary shares before offer and ESOT Ordinary Share Rights Issue (% of Total)(1)		Number of Existing Shares to be sold in offer	Number of ordinary shares following completion of, and sale of Existing Shares in, the offer and the ESOT Ordinary Share Rights Issue assuming no over-allotment (% of Total)(2)(3)		Number of ordinary shares following the sale of ordinary shares in offer and the ESOT Ordinary Share Rights Issue assuming all the over-allotment (% of Total)(2)
eircom ESOP Trustee Limited(4)	161,375,000	29.53%	NIL	214,006,579	29.23%	214,006,579	29.23%
Providence entities(5)	241,671,580	44.22%	206,234,252	35,437,328	4.84%	NIL	0%
Soros entities(6)	97,572,420	17.86%	83,264,963	14,307,457	1.95%	NIL	0%
Lionheart Ventures (Overseas) Limited(7)	28,065,905	5.14%	28,065,905	NIL	0.00%	NIL	0%
The Goldman Sachs Group Inc.	7,867,885	1.44%	6,714,184	1,153,701	0.16%	NIL	0%
Yoghal Trading Limited	3,147,210	0.58%	2,685,721	461,489	0.06%	NIL	0%
Dr. Philip Nolan(8)	2,579,741	0.47%	702,457	1,877,284	0.26%	1,756,581	0.24%
Con Scanlon	375,000	0.07%	141,750	233,250	0.03%	233,250	0.03%
Peter E. Lynch	699,405	0.13%	139,881	559,524	0.08%	559,524	0.08%
Cathal Magee	699,405	0.13%	139,881	559,524	0.08%	559,524	0.08%
David McRedmond	524,555	0.10%	104,911	419,644	0.06%	419,644	0.06%
John Conroy	125,000	0.02%	47,250	77,750	0.01%	77,750	0.01%
Herb Hribar	1,405,265	0.26%	736,912	668,353	0.09%	668,353	0.09%
Brian Montague	351,015	0.06%	70,203	280,812	0.04%	280,812	0.04%

(1)
Assuming all relevant corporate reorganisation steps are taken at Admission and assuming that no shares are issued pursuant to the relevant employee share schemes.

(2)
Assuming no shares are issued pursuant to the relevant employee share schemes.

(3)
Entities affiliated to funds managed by affiliates of Providence are the only existing shareholders, other than the ESOT, that will, in the aggregate, hold more than 3% of eircom Group's ordinary share capital if there is no acquisition of any over-allotment shares pursuant to the over-allotment arrangements.

(4)
The ESOT also holds certain preference shares of eircom Group.

(5)
This comprises shares held by PV III Investment (Cayman) Limited, PV Investment (Cayman) Limited, PV III (O) Investment (Cayman) Limited, PV (O) Investment Cayman Limited, each of which is wholly-owned by an investment fund managed by affiliates of Providence.

(6)
This comprises shares held by Knightstown Investor Limited, a wholly owned subsidiary of Soros Private Equity Investors L.P., and EMOF L.L.C. Both Soros Private Equity Investors L.P. and EMOF L.L.C. are managed by affiliates of Mr. George Soros.

(7)
Sir Anthony O'Reilly, the chairman of eircom Group, owns all of the share capital of Lionheart Ventures (Overseas) Limited.

(8)
Includes 823,160 ordinary shares held by Hazelview Limited, a company controlled by Dr. Nolan.

Amendments to the terms of Senior Notes and Senior Subordinated Notes

 In February 2004 eircom Group received consents from the holders of a majority in principal amount of the Senior Notes and the Senior Subordinated Notes to amendments to the indentures covering the Senior Notes and the Senior Subordinated Notes, primarily in order to allow it greater flexibility for the payment of dividends following Admission. The amendments to the indentures will apply upon completion of the Global Offer.

 On 1 March 2004 Valentia Telecommunications published on Bloomberg its Profit and Loss Account, Balance Sheet and Cash Flow Statement for the nine-month period ended 31 December 2003, as required by the indentures governing the Senior Notes and the Senior Subordinated Notes. The information set out in Appendix 1 shows a reconciliation of these Valentia Telecommunications accounts to the Profit and Loss Account, Balance Sheet and Cash Flow Statement of eircom Group for the same period.

Lock-up Arrangements

 eircom Group and the selling shareholders (other than the senior executives selling Existing Shares and the eircom Group directors, who are subject to the arrangements referred to in the next paragraph) will enter into lock-up arrangements pursuant to an underwriting agreement. eircom Group will agree not to issue, and such selling shareholders will agree not to dispose of, any ordinary shares for a period of 180 days from Admission (subject to certain exceptions, including where the Joint Sponsors have given their consent to the issue or sale, as the case may be). The ESOT has entered into a lock-up on substantially similar terms.

 Each of the eircom Group directors and Herb Hribar (managing director, networks and wholesale) and Brian Montague (human resources director) will also enter into lock-up arrangements pursuant to the underwriting agreement.

Regulation

 The basic framework for regulation of the Irish telecommunications market is laid out in a series of legislative acts, the most recent of which is the Communications Regulation Act 2002, and related legislation, which have facilitated the development of competition, principally through the implementation of various EU directives relating to telecommunications.

ComReg

 The present legislation vests all responsibility for regulating the telecommunications sector in Ireland in ComReg other than some residual functions which have been retained by the Minister for Communications, Marine and Natural Resources (the "Minister") and the sector regulated by the Broadcasting Commission of Ireland. ComReg was established under the Communications Regulation Act 2002, and is the independent regulator. The Minister may, in the interests of proper and effective regulation of the electronic communications market, give policy directions to ComReg to be followed by ComReg in the exercise of its functions. Prior to the establishment of ComReg, the telecommunications market in Ireland was regulated by the Office of the Director of Telecommunications Regulation ("ODTR") which was dissolved under the Communications Regulation Act 2002 that established ComReg. ComReg replaced the ODTR and the former Director was appointed Chairperson of ComReg. A new Chairperson was appointed with effect from 1 December 2003.

 ComReg regulates electronic communications principally through a system of general authorisations, licences for radio frequency and rights of use for numbers. eircom operates its telecommunications business in Ireland under this regime. Prior to 25 July 2003, the most important licence under which eircom operated its business was the General Telecommunications Licence. This licence was replaced by a general authorisation on 25 July 2003, although some provisions remain in force for a transitional period. Through an amendment to the General Telecommunications Licence, eircom was awarded both narrowband and broadband wireless local loop licences, which currently remain in force and which permit it to provide General Authorisation services by wireless telegraphy.

Proposed New Board of Directors

Sir Anthony O'Reilly Chairman	Sir Anthony O'Reilly (67) has served as the chairman of the board of directors of Valentia Telecommunications since 27 May 2001, as the chairman of the board of directors of eircom Group since its formation and as chairman of the board of directors of eircom since 16 November 2001. He is executive chairman and the largest shareholder of Independent News & Media PLC, the international media and communications group. In addition, he is chairman of Waterford Wedgwood plc. Previously Sir Anthony was with H.J. Heinz Company and retired as chairman in September 2000 after leading the company for nearly 30 years. He is a solicitor and earned a PhD in agricultural marketing from the university of Bradford in 1980.
Con Scanlon Vice Chairman
Con Scanlon (50) has served on the board of directors of Valentia Telecommunications since 9 November 2001, on the board of directors of eircom Group since its formation and as vice chairman of the board of directors of eircom since 16 November 2001. He is a non-executive director and chairman of the ESOT. Mr. Scanlon has served as a director of a number of eircom entities since 1998. He is also general secretary of the Communication Workers Union (the "CWU"). Previously, he was assistant general secretary of the CWU from 1990 to 1998 and president of the Communications Union of Ireland between 1986 and 1990, before its merger with the Postal and Telecommunications Workers Union to form the CWU. Mr Scanlon was an employee of eircom between September 1970 and September 2003.

Dr. Philip Nolan Director, chief executive officer of eircom
Dr. Nolan (50) has served on the board of directors of Valentia Telecommunications since 26 February 2002, on the board of directors of eircom Group since its formation and as chief executive officer and director of eircom since 30 January 2002. Dr. Nolan is a director of Irish Telecommunications Investments Limited and also De La Rue plc and the Irish Management Institute. He was previously chief executive officer of Lattice Group plc from October 2000, chief executive officer of Transco plc from December 1999 and served as a director of BG Group plc. Dr. Nolan joined British Gas, now known as BG Group plc, in 1996. Before joining British Gas, he spent 15 years at the entity now known as BP plc.

Peter E Lynch Chief financial officer of eircom
Peter Lynch (46) has served as chief financial officer of eircom since January 2001. He is a director of the ESOT and a trustee of eircom's main pension fund, the Telecom Eireann Superannuation Fund. Prior to joining eircom, Mr. Lynch was group finance director of Adare Printing Group plc from 1995 to 2000. Mr. Lynch was at ABN AMRO Stockbrokers Ltd. and Riada Corporate Finance Ltd. From 1990 to 1995 and was managing director of stockbroking prior to departure. He is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Securities Institute.

Cathal Magee Managing director, retail of eircom
Cathal Magee (50) has served as the managing director of eircom retail since January 2002. Mr. Magee has previously served as managing director, eircom Ireland, and managing director, business transformation. He joined eircom in March 1995 as group human resources director. He is a director of the ESOT. Prior to joining eircom, Mr. Magee worked for the National Australia Banking Group from 1992, initially at its subsidiary National Irish Bank and then moved within the group to Yorkshire Bank PLC as head of human resources. From 1988 to 1992 he was also director of human resources and business restructuring with Bord na Móna.

David McRedmond Commercial director of eircom
Mr. McRedmond (41) has served as eircom's commercial director with responsibility for strategy, regulation and corporate communications since June 2002. From December 1999, Mr. McRedmond had served as eircom's director of enterprises, including responsibility for Golden Pages and eircom Phonewatch Limited. From June 1998 until joining eircom, Mr. McRedmond was chief executive officer of WH Smith USA, an airport development business, and previously he held a number of retail executive posts in the United Kingdom.

John Conroy Non-executive director
Mr. Conroy (44) has served on the board of directors of Valentia Telecommunications since 7 December 2001, the board of directors of eircom since 11 December 2001 and the board of directors of eircom Group since its formation. Mr. Conroy is the chief executive officer of Merrion Capital Group, a Dublin-based stockbroking and corporate finance company. He serves as a director on several Merrion entities, as well as Iona Technologies PLC. Prior to joining Merrion, Mr. Conroy served as head of the NCB Group Limited's equity research department between 1993 and 1997 and as head of NCB's overall equity division in 1997.

Didier Delepine Proposed independent non-executive director
Mr. Delepine (56) was president and chief executive officer of Equant N.V., a leader in data, global networking and managed communications solutions for multinational organisations from 1998 to 2003. Mr. Delepine is a member of the board of directors of Intelsat Limited and of the board of advisors of Adventis, a Boston consulting firm.

Irial Finan Proposed independent non-executive director
Mr. Finan (46) was chief executive officer of Coca-Cola HBC S.A. (a company with primary stock exchange listing in Athens and New York and 38,000 employees) from 2000 to 2003 and was employed with that company for a total of 20 years. During that time, Mr. Finan led divisions of the organisation in established and developing markets in central, eastern and southern Europe. Mr. Finan is a chartered management accountant and a fellow of the Institute of Chartered Management Accountants.

Kevin Melia Proposed independent non-executive director
Since May 2003, Mr. Melia (56) has been the non-executive chairman of Iona Technologies PLC, a middleware software company, and has been the non-executive chairman of Lightbridge Inc., a global enabler of mobile and online business solutions since November 2002. He was the co-founder, chairman and CEO (June 1994 to January 2002) and chairman (January 2002 to January 2003) of Manufacturers Services Ltd. ("MSL"), an electronics manufacturing services company. From October 1989 until establishing MSL, he held positions in Sun Microsystems Corporation as executive vice president of operations, president of their subsidiary, Sun Microsystems Computer Company, and chief financial officer. Mr. Melia also held a number of senior executive positions in operations and finance over a sixteen-year career at Digital Equipment Corporation. He is a member of the board of Manugistics Group Inc., a supply chain applications software company, Radisys Corporation, a provider of embedded systems solutions to OEMs, and Horizon Technology Group PLC and a trustee of the Fenn School in Concord, Massachusetts.

Padraic O'Connor Proposed independent non-executive director
Mr. O'Connor (54) was non-executive chairman of ACC Bank from 1999 to 2002 during which he oversaw the reorientation of the strategy of the ACC Bank and its sale to the Rabobank Group. He was chief economist of NCB Group Limited from 1987 to 1991 and managing director from 1991 to 1999 and was an economist with the Central Bank of Ireland from 1975 to 1986 and at the Irish Department of Finance from 1972 to 1985.

Maurice Pratt Proposed independent non-executive director
Mr. Pratt (48) is chief executive of C&C Group plc, the beverage and snack foods group. Previously he was managing director of Tesco Ireland. He is currently president of IBEC, a council member of Dublin Chamber and the Irish Management Institute, a non-executive director of Repak Ltd and Uniphar plc and a fellow of the Marketing Institute of Ireland.

Donal Roche Proposed independent non-executive director
Mr. Roche (50) serves as the chairman of Appian Wealth Management Limited. Previously, Mr. Roche was Managing Partner of Matheson Ormsby Prentice from 1995 to 2003 and was the head of the commercial and corporate finance group from 1985 to 2003. His other non-executive directorships include Newcourt Capital Limited, Pepsico (Ireland) Limited, LANDesk Software Ireland Limited, Teva Pharmaceuticals Finance Ireland Limited and Teva Pharmaceuticals Finance Ireland II Limited. He qualified as a solicitor in Ireland in 1980.

Risk Factors

Risks Relating to the eircom Business

•
Increasing competition in the fixed-line telecommunications market makes eircom vulnerable to further market share loss.

•
eircom's turnover and profitability will be adversely affected as the rate of growth in the Irish fixed-line telecommunications market continues to decline as a result of increasing mobile substitution or otherwise.

•
The eircom group has a significant amount of indebtedness, which may impair its operating and financial flexibility and could adversely affect its business and financial position and its ability to pay dividends.

•
eircom is dependent on increased turnover from data services, which is an increasingly competitive market.

•
Changes in accounting principles (particularly the introduction of International Financial Reporting Standards ("IFRS")) may materially affect eircom Group's financial results and its ability to pay dividends.

•
eircom pension deficit may (if it continues) reduce eircom Group cash flows, profitability, financial condition, net assets, distributable reserves and its ability to pay dividends.

•
In order to maintain or improve eircom Group's profitability, it needs to implement a further reduction in its existing workforce, which may be difficult to implement.

•
Changing technologies and markets could require eircom Group to make substantial additional investments, increase competition and have a negative impact on its turnover.

•
eircom Group's profitability may suffer if it is unable successfully to enter new markets, such as the markets for mobile and other non-fixed line telecommunications services.

•
The Government of Ireland may use its position as a customer in the Irish fixed-line telecommunications market to promote competition in the market in a manner that is unfavourable to eircom.

•
eircom is dependent on Ireland for substantially all of its turnover and, if growth in the Irish economy slows, it could have a negative effect on its turnover and profitability.

•
A change in eircom Group's tax residence could have a negative effect on its profitability.

Risks Relating to Regulatory and Licensing Matters

•
The provision of telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to eircom Group, or the adoption of new policies or regulations that are unfavourable to it, could disrupt its business operations and could cause its operating profit to decline.

•
If ComReg changes the terms of the retail price cap it has imposed, eircom Group's ability to adjust its pricing may be further restricted and, as a result, its turnover and operating profit may decline.

•
ComReg recently issued new pricing directions over eircom's wholesale services, which may negatively impact its turnover and operating profit.

•
ComReg is considering whether to introduce a price cap on eircom's wholesale services, including interconnect services. Although eircom cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict its ability to make changes to its wholesale prices and consequently may negatively impact its turnover and operating profit.

•
If ComReg reduces eircom Group's leased line prices or adopts new regulation of leased lines that is unfavourable to it, its turnover and operating profit may decline.

•
Carrier pre-selection enhancements requiring eircom to provide single billing facilities and restrictions on its customer win-back activities could result in a loss of market share and a decline in its turnover and operating profit.

•
eircom's universal service obligations could have a negative impact on its profitability.

•
As a result of government and regulatory initiatives, eircom may be subject to increased competition in broadband, which may negatively impact its turnover and its profitability.

•
Regulatory investigations and litigation may lead to fines or other penalties.

•
Recently introduced planning licence fees, if applicable to eircom, may adversely affect its profitability.

Risks Relating to an Investment in eircom Group

•
eircom Group's ability to pay dividends is limited by applicable company law, its status as a holding company, certain agreements to which group companies are party and the requirement to pay dividend entitlements on its preference shares.

•
The ESOT will continue to hold a significant shareholding and its interests may conflict with investors' interests.

•
The Irish Takeover Rules will not apply to eircom Group and the UK City Code on Takeovers and Mergers ("the UK City Code") does not currently apply to eircom Group. Shareholders will therefore not receive the protections afforded by the Irish Takeover Rules or the UK City Code in the event that a person (or persons acting in concert) seeks to obtain control of eircom Group.

•
There has been no prior public trading market for eircom Group's ordinary shares and an active trading market for them may not develop and continue.

APPENDIX 1

Reconciliation of Valentia Telecommunications upc
to eircom Group Limited

Nine Month Period ended 31 December 2003

eircom Group Limited
Consolidated Non-Statutory Profit and Loss Account
for the nine month period ended 31 December 2003

	Valentia Telecommunications	eircom Group	Consolidation Adjustments	Note	eircom Group Consol

	(in euro millions)
Turnover	€1,227	€518	€(518)	1	€1,227
Cost of sales	(316)	—	—		(316)

Gross profit	911	518	(518)		911
Operating costs	(473)	—	—		(473)
Depreciation	(276)	—	—		(276)
Exceptional fixed asset impairments	(38)	—	—		(38)

	124	518	(518)		124
Operating exceptional charges	(16)	(4)	—	2	(20)
Goodwill amortised on subsidiary undertakings	(29)	—	—		(29)

Total operating profit/(loss)	79	514	(518)		75
Exceptional gain on exit from subsidiaries	1	—	—		1

Profit/(loss) on ordinary activities before interest and taxation	80	514	(518)		76
Exceptional Interest charge	(26)	—	—		(26)
Interest payable and similar charges (net)	(113)	—	—		(113)

(Loss)/profit on ordinary activities before taxation	(59)	514	(518)		(63)
Tax charge on loss on ordinary activities	(9)	—	—		(9)

(Loss)/profit attributable to Group shareholders	(68)	514	(518)		(72)
Dividend paid & payable	(484)	(456)	518	1	(422)

(Loss)/profit absorbed for the Period	€(552)	€58	€—		€(494)

eircom Group Limited
Consolidated Non-Statutory Balance Sheet
as at 31 December 2003

	Valentia Telecommunications	eircom Group	Consolidation Adjustments	Note	eircom Group Consol

	(in euro millions)
Fixed assets
Tangible fixed assets	€2,156	€—	€—		€2,156
Financial assets	—	368	(368)	3	—
Goodwill	681	—	—		681

	2,837	368	(368)		2,837

Current assets
Stocks	11	—	—		11
Debtors: amounts falling due within one year	255	5	—	4	260
Debtors: amounts falling due after more than one year	180	—	—		180
Cash at bank and in hand	133	—	—		133
Restricted cash at bank and in hand	—	5	—	5	5

	579	10	—		589

Creditors: Amounts falling due within one year:
Loans and other debt	7	—	—		7
Other creditors	589	5	—	4	594

	596	5	—		601

Net current liabilities	(17)	5	—		(12)

Total assets less current liabilities	2,820	373	(368)		2,825

Creditors: amounts falling due after more than one year:
Loans and other debt	2,273	—	—		2,273
Provision for liabilities and charges	244	—	—		244
Capital grants	11	—	—		11

	2,528	—	—		2,528

Net assets	€292	€373	€(368)		€297

Capital and reserves
Called up share capital
Ordinary share capital	€360	€54	€(360)	6	€54
Preference share capital	—	93	—		93
Other reserves
Capital Redemption Reserve	—	33	—	7	33
Merger Reserve	—	188	(8)	8	180
Other Reserves	—	4	—		4
Revenue reserves	(162)	1	—		(161)
Revaluation reserves	94	—	—		94

Shareholders' funds	€292	€373	€(368)		€297

Split as follows:
Equity Shareholders' funds	€292	€178	€(368)		€102
Non-equity Shareholders' funds	—	195	—		195

	€292	€373	€(368)		€297

eircom Group Limited
Cash flow
as at 31 December 2003

	Valentia Telecommunications	eircom Group	Consolidation adjustments	Note	eircom Group Consol

	(in euro millions)
Net cash inflow from operating activities	€362	€—	€—		€362
Returns on investments and servicing of finance	(133)	—	—		(133)
Capital expenditure and financial Investment	(100)	(5)	—	5	(105)
Acquisitions and disposals	(3)	—	—		(3)
Dividends paid	(518)	(447)	518		(447)

Cash outflow before management of liquid resources and financing	(392)	(452)	518		(326)
Financing	79	(66)	—	9	13

Decrease in cash	€(313)	€(518)	€518		€(313)

Net Cash Flow from all Operating Activities

	Valentia Telecommunications	eircom Group		Consolidation adjustments	Note	eircom Group Consol

	(in euro millions)
Group operating profit/(loss)	€79	€(4	)*	—	2	€75
Depreciation, impairment & amortisation	343	—		—		343
Amortisation of pension surplus	12	—		—		12
Cash flows relating to fundamental restructuring, business exits and other provisions	(44)	—		—		(44)
Cash flows relating to exceptional costs	(4)	4		—	2	—
Working Capital
Increase in stocks	(1)	—		—		(1)
Decrease in creditors	(37)	—		—		(37)
Decrease in debtors	14	—		—		14

Net cash inflow from operating activities	€362	€—		€—		€362

Note

*
This amount is net of the consolidation adjustment of €518 million, being the dividend from Valentia Telecommunications to eircom Group Limited.

Capital Expenditure and Financial Investment

	Valentia Telecommunications	eircom Group	Consolidation adjustments	Note	eircom Group Consol

	(in euro millions)
Payments to acquire tangible fixed assets	€(151)	€—	€—		€(151)
Capital Grants received	1	—	—		1
Restricted cash balance	—	(5)	—	5	(5)
Repayment from Shareholders (ESOT)	50	—	—		50

	€(100)	€(5)	€—		€(105)

Financing

	Valentia Telecommunications	eircom Group	Consolidation Adjustments	Note	eircom Group Consol

	(in euro millions)
Repayment of loan capital	€(2,231)	€—	€—		€(2,231)
Issue of Senior and Subordinated Notes	1,060	—	—		1,060
Additions to loan capital	1,250	—	—		1,250
Redemption of preference shares	—	(66)	—	9	(66)

Net cash inflow/(outflow) from financing	€79	€(66)	€—		€13

Notes

(1)
Consolidation adjustment to reflect dividends paid by Valentia Telecommunications to eircom Group. A certain amount of these dividends were used to redeem preference shares rather than being declared as dividends by eircom Group to its shareholders.

(2)
A charge of €4 million arose on the granting of shares under the options plan in respect of "C' shares as the market value at the date of grant was in excess of the exercise price.

(3)
The investment in Valentia Telecommunications eliminates on consolidation. The valuation of equity acquired in Valentia Telecommunications of €880 million was reduced by €512 million to reflect the dividend received from Valentia Telecommunications following the acquisition.

(4)
€5 million of costs incurred up to 31 December 2003 have been recognised in accruals and prepayments. These costs are in respect of the group's preparation for the initial public offering of its shares. These costs, together with costs incurred since the balance sheet date, will be offset against the share premium arising on the issue of the new shares in eircom Group.

(5)
The restricted cash balance of €5 million can only be used by eircom Group for the purposes of redeeming the remaining Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares.

(6)
Consolidation adjustment to reflect eircom Group's acquisition of Valentia Telecommunications entire share capital in consideration for which eircom Group issued shares to the shareholders in Valentia Telecommunications at the date of acquisition.

(7)
Capital Redemption Reserve created on redemption of certain Redeemable Preference Shares and all of the Non-Voting Adviser Preference Shares.

(8)
Merger reserve in eircom Group equals the excess of the financial asset (see also note 3) over the share capital of the eircom Group (including capital redemption reserve). The merger reserve in the consolidated balance sheet of eircom Group reflects the difference between the issued share capital of eircom Group (including capital redemption reserve) and the share capital of Valentia Telecommunications.

(9)
€66 million was paid to redeem the majority of the ESOT Redeemable Preference Shares and all of the Non-Voting Adviser Preference Shares in December 2003.

 The financial information in this announcement comprises non-statutory accounts of Valentia Telecommunications upc and eircom Group Limited. No statutory accounts for eircom Group for the year ending 31 March 2004 have been delivered to the UK companies registry.